CUSIP No. 390320703   Page 1 of 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
(Amendment No. 6)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Great Elm Capital Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

390320703
(CUSIP Number)

Peter A. Reed
Great Elm Group, Inc.
800 South Street, Suite 230
Waltham, MA 02453
Telephone Number:  (617) 375-3006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Great Elm Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,841,716

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,841,716

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,841,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)           Based on 7,601,958 shares of common stock, par value $0.01, outstanding, as reported on the Issuer’s (as defined below) Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2022, filed November 3, 2022.

EXPLANATORY NOTE

This Amendment No. 6 to the statement of beneficial ownership on Schedule 13D (this “Amendment No. 6”) amends the Schedule 13D originally filed by the Reporting Person with the United States Securities and Exchange Commission (the “SEC”) on October 1, 2019, as amended by Amendment No. 1 dated October 1, 2020, Amendment No. 2 dated December 31, 2020, Amendment No. 3 dated September 20, 2021, Amendment No. 4 dated May 11, 2022, and Amendment No. 5 dated June 17, 2022 (as so amended, the “Schedule 13D”), relating to the shares of common stock, par value $0.01 (the “Common Stock”), of Great Elm Capital Corp., a Maryland corporation (the “Issuer”). Unless otherwise indicated, all capitalized terms used herein in this Amendment No. 6 shall have the meaning ascribed to them in Schedule 13D, and unless amended hereby, all information previously filed remains in effect.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by the following:

The name, present principal employment and name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of the Reporting Person is set forth on Annex A hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) and (b) The aggregate percentage of Common Stock reported to be owned by the Reporting Person is based on 7,601,958 shares of Common Stock outstanding, as reported on the Issuer’s Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2022, filed November 3, 2022.

As of January 3, 2023, the Reporting Person may be deemed to beneficially own 1,841,716 shares of Common Stock, which represents approximately 24.2% of the issued and outstanding shares of Common Stock.  Such shares of Common Stock beneficially owned by the Reporting Person include the shares of Common Stock held directly by the Reporting Person, over which the Reporting Person has sole voting and dispositive power.

To the Reporting Person’s knowledge, the directors and executive officers of the Reporting Person beneficially own in the aggregate 1,849,386 shares of Common Stock, which represents approximately 24.3% of the issued and outstanding shares of Common Stock.

(c) On December 27, 2022, prior to, and in connection with, the Reporting Person’s entry into the Stock Purchase Agreement (as defined below), the Reporting Person’s 80%-owned subsidiary, Forest Investments, Inc. (“Forest”), transferred 27,605 shares of Common Stock to the Reporting Person. Following the transfer, Forest owns 372,495 shares of Common Stock.

On December 30, 2022, the Reporting Person and Great Elm FM Acquisition, Inc. (“FM Acquisition”), a wholly-owned subsidiary of the Reporting Person, entered into a stock purchase agreement (the “Stock Purchase Agreement”) with J.P. Morgan Broker-Dealer Holdings Inc. (“JPM”) to sell 61 shares of the common stock, $0.001 par value per share, of Forest owned by FM Acquisition and GEG, which shares constitute 61% of the issued and outstanding shares of Forest’s common stock. As a result, the Reporting Person no longer may be deemed to beneficially own the 372,495 shares of Common Stock owned by Forest.

On January 3, 2023, Great Elm Opportunities Fund I, LP, a Delaware limited partnership (“GEOF”) distributed 73,176 shares of the Issuer’s common stock to a third party limited partner in GEOF. In connection with the distribution, GEG may no longer be deemed to be the beneficial owner of the shares of common stock previously beneficially owned (or deemed beneficially owned) by GEOF.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

Stock Purchase Agreement

On December 30, 2022, the Reporting Person and FM Acquisition entered into the Stock Purchase Agreement with JPM to sell 61 shares of the common stock, $0.001 par value per share, of Forest owned by FM Acquisition and the Reporting Person, which shares constitute 61% of the issued and outstanding shares of Forest’s common stock, to JPM for approximately $18.4 million in cash.

This summary of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement attached as Exhibit 99.1 to this Amendment No. 6.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1
Stock Purchase Agreement, dated December 30, 2022, among Great Elm FM Acquisition, Inc., Great Elm Group, Inc. and J.P. Morgan Broker-Dealer Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K, filed by the Issuer with the SEC on January 3, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2023
	By:	/s/ Brent J. Pearson
	Name:	Brent J. Pearson
	Title:	Chief Financial Officer & Chief Accounting Officer

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF
GREAT ELM CAPITAL GROUP, INC.

The following table sets forth certain information with respect to the directors and executive officers of the Reporting Person. Each of the directors and executive officers listed below are United States citizens and have a business address of 800 South Street, Suite 230, Waltham, MA 02453.

Name	Present Principal Employment

Directors

Matthew A. Drapkin
Chief Executive Officer & Portfolio Manager of Northern Right Capital Management, L.P. (an alternative asset manager focused on small and mid-cap public companies), at 9 Old Kings Hwy. S., Darien, CT 06820.

James H. Hugar	Director of the Reporting Person.

David Matter	Director of the Reporting Person.

James P. Parmelee
Managing Director of Hamilton Robinson Capital Partners (a private equity firm investing in middle-market specialty manufacturing, industrial technology and business services companies in the United States and Canada), at 301 Tresser Blvd, Suite 1333, Stamford, CT 06901.

Jason W. Reese
Co-Founder, Chairman and Chief Executive Officer of Imperial Capital Asset Management (a registered investment advisor which has managed various hedge funds, investment partnerships, a private REIT and a private equity fund), and Co-Founder and Executive Committee Member of Imperial Capital, LLC (a registered broker-dealer), each at 3801 PGA Boulevard, Suite 603, Palm Beach Gardens, FL 33410.

Eric J. Scheyer	Partner, Magnetar Capital (a hedge fund focused on investing in fixed income, energy, quantitative and event-driven strategies), at 1603 Orrington Avenue, 13th Floor Evanston, Illinois 60201.

Executive Officers

Peter A. Reed	Chief Executive Officer of the Reporting Person.

Brent J. Pearson	Chief Financial Officer and Chief Accounting Officer of the Reporting Person.

Adam M. Kleinman	President of the Reporting Person.

Nichole Milz	Chief Operating Officer of the Reporting Person